06010514

mesoblast
the adult stem cell company

11 January 2006

US Securities and Exchange Commission
Attention: Filing Desk
100 F Street, N.E.
WASHINGTON DC 20549

SUPPL

RECEIVED
JAN 26 2006
152
SEC MAIL PROCESSING SECTION WASH. D.C.

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from November 1st 2005 to the present date January 10th 2006.

Yours sincerely

Kevin Hollingsworth
Company Secretary

PROCESSED
FEB 01 2006

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870

82-34929

mesoblast
the adult stem cell company

asx announcement

Mesoblast and Cordis Corporation to Join Forces in Adult Stem Cell Heart Trial

Melbourne, Australia; 7 November 2005: Australian adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that Cordis Corporation, a Johnson & Johnson company, will join forces in its upcoming adult stem cell Pilot Cardiac Clinical Trial through an agreement with Mesoblast's American affiliated company, Angioblast Systems Inc.

Mesoblast's Chief Scientific Adviser, Professor Silviu Itescu, said that the collaboration would be the world first clinical use of the latest Biosense Webster Inc cardiac injection catheter technology for cell delivery.

"This is a significant endorsement of the clinical potential of our proprietary adult stem cell technology," Professor Itescu said.

The Principal Investigator of the Pilot Clinical Trial at Newcastle's John Hunter Hospital, Dr Suku Thambar, will use the Biosense Webster NOGA XP catheter technology to deliver the proprietary adult stem cells directly into the damaged heart muscle of up to ten patients suffering from severe multi-vessel coronary artery disease.

"The advantage of this latest technology is the speed with which it allows us to assess viable heart muscle where cells can be accurately delivered," Dr Thambar said. "This should maximise the potential benefit of adult stem cells for patients with ischemic heart disease, while providing clinicians with a user-friendly method to deliver the cells".

Mesoblast Executive Chairman, Mr Michael Spooner, said there was substantial international interest in Mesoblast's imminent clinical trials and platform technology.

"Mesoblast's strategy is to have the strongest possible approach to commercialising our technology by working closely with global dominant players in our areas of interest. The relationship with the Johnson and Johnson companies, Cordis and Biosense Webster, is indicative of this strategy.

"Importantly, under this agreement we will retain all of our Intellectual Property rights associated with our platform adult stem cell technology and will remain free to pursue all commercial options," Mr Spooner said.

mesoblast
the adult stem cell company

asx announcement

About Cordis Corporation

Cordis Corporation, a Johnson & Johnson company, is a worldwide leader in developing and manufacturing interventional vascular technology, including the drug-eluting Cypher stent. Through the company's innovation, research and development, physicians worldwide are better able to treat the millions of people who suffer from vascular disease.

About Biosense Webster

Biosense Webster Inc, a Johnson & Johnson Company, pioneered electrophysiology (EP) diagnostic catheters more than 30 years ago and continues to lead the industry as an innovative provider of advanced diagnostic, therapeutic, and mapping tools. As the leader in navigation systems, Biosense Webster's technology includes the largest installed base of navigation systems worldwide in leading hospitals and teaching institutions. With proprietary products such as the CARTOMERGETM Image Integration Software Module and the LASSO® Circular Variable Mapping Catheter, the company is changing the way electrophysiologists diagnose and treat arrhythmias.

About Mesoblast

Mesoblast Limited (ASX:MSB) is a publicly-listed Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Mesoblast has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

Mesoblast has acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please visit www.mesoblast.com *or contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
+ 61 3 9639 6036 or + 61 419 228 128
julie.meldrum@mesoblast.com


mesoblast
newsletter
ISSUE THREE

82-34929

Today's clinical and commercial reality

There is significant global interest in Mesoblast and its proprietary adult stem cell technology. Over the past three quarters since listing we have demonstrated that our stem cell technology has real clinical promise, and that we know how to take the right steps towards rapid clinical development and product commercialisation.

Our opportunity lies in tackling diseases and injuries that impact us all at some stage during our lives. These diseases and injuries represent a massive cost to the global health community. Most importantly though, they are diseases and injuries that cause substantial pain to millions of people, they dramatically impact the quality of life for sufferers and can often significantly reduce life spans.

Our goal therefore is to deliver a safe, affordable biological medical therapy to treat many diseases and injuries and to dramatically improve the quality of life for literally millions of people around the world.

We believe we can bring this new and exciting technology to patients in a remarkably short period of time, progressively unlocking shareholder value as effectively and rapidly as possible.



Highlights of company's activities during the third quarter 2005

- acceleration of clinical program, following Mesoblast's formal pre-Investigational New Drug (IND) discussions with the United States Food & Drug Administration (FDA) which enabled direct progression to Phase II clinical trials without the need for Phase I studies
- obtained ethics committee approval to commence an orthopaedic Pilot Clinical Trial at The Royal Melbourne Hospital
- joined forces with Cordis Corporation, a Johnson & Johnson company, for the upcoming cardiovascular Pilot Clinical Trial at Newcastle's John Hunter Hospital
- entered into a pre-clinical collaborative agreement with a leading international medical device company
- entered into commercial manufacturing agreement with Cambrex Inc: a world leading biologics manufacturer
- appointed an Executive Chairman, Mr Michael Spooner.

Why did we have a pre-IND meeting with the FDA and what was the outcome?

In order to ensure that Mesoblast receives timely IND approvals from the FDA for our clinical programs, we have been interacting regularly with the FDA to receive early input and assurance that our regulatory development strategy is appropriate and acceptable.

In addition to this type of informal interaction, companies are required to have formal pre-IND meetings with the FDA so that the proposed activities leading to an IND submission can be ratified. As announced on 17 October, Mesoblast had a formal pre-IND meeting to enable the FDA to evaluate Mesoblast's science, technology, pre-clinical programs, manufacturing strategy, and proposed clinical program for repair of long bone fractures.

At this meeting, we demonstrated that our cell therapy product is very well characterised. This is due specifically to the inherent advantages of our proprietary technology which ensures a high purity of stem cells in the starting material (up to 1000-fold purer than competitive technologies) and to the manner in which we safely expand our stem cells in culture.

The conclusions of the meeting were:

- the FDA is satisfied that we will be able to demonstrate safety to a sufficient degree of confidence through our proposed pre-clinical programs and manufacturing process because of the careful characterisation of our proprietary stem cells
- the FDA will evaluate the results of these studies in the IND submissions and, provided they demonstrate an anticipated safety profile, will support direct commencement of Phase II Clinical Trials, without the need for additional Phase I safety studies
- the FDA will consider each additional IND submission on a case by case basis.

What does this mean for Mesoblast?

The results of our pre-IND meeting are of great importance to Mesoblast. Whilst the meeting related specifically to certain orthopaedic indications, the ability to progress straight to Phase II clinical trials is likely to apply to all of the company's clinical activities. This is because the proposed pre-clinical studies and manufacturing process are structured in such a way as to support the safety profile of the proprietary stem cell therapy for each separate orthopaedic and cardiovascular clinical indication.

Therefore, the conclusions of this pre-IND meeting are likely to mean the following for Mesoblast:

- substantial savings in dollars and years of work
- immediate unlocking of significant value for shareholders as a later stage clinical development company which is proceeding through clinical trials at a much faster rate
- earlier commercial partnerships and collaborative arrangements with global dominant players in our areas of interest.

Clinical Trial Update

We firmly intend to undertake at least two Pilot Clinical Trials, one orthopaedic and one cardiovascular, each incorporating up to 10 patients.

Our overarching focus will be to work closely with the hospitals and clinicians involved in these Trials to ensure that the privacy and well being of all patients involved in the Clinical Trials is protected.

The purpose of these trials is to provide early safety data in humans and validate our Standard Operating Procedures in a clinical environment. Data collected as a result of these Pilot Trials will provide useful supplementary information in support of our FDA submissions.

The orthopaedic Pilot Clinical Trial is for repair of large fractures of the tibia that have failed to properly heal, a condition called non-union. Failure to properly heal broken bones impacts thousands of Australians and millions of people in developed countries worldwide annually. Affected persons are crippled and have a poor quality of life and have few options available to them. The Trial will commence shortly and will be performed at The Royal Melbourne Hospital.

The cardiovascular Pilot Clinical Trial is for patients suffering severe multi-vessel coronary artery disease. This condition affects millions of people worldwide and can cause crippling chest pain and poor quality of life. Eventually it can lead to heart failure and death. The Trial will be performed at the John Hunter Hospital in New South Wales and is due to commence shortly.

Agreement with Cordis Corporation

On 7 November, we announced a collaborative agreement with Cordis Corporation, a Johnson & Johnson company.

Cordis Corporation is a worldwide leader in developing and manufacturing interventional vascular technology including the drug-eluting Cypher stent. Through the company's innovation, research and development, they manufacture intravenous delivery systems for clinicians. These systems are used effectively in treating patients with heart disease by delivering drugs to affected areas in the heart and by unclogging blocked arteries.

Cordis' latest generation heart catheter system has been specifically developed to deliver cells or other biologics to the heart. This latest heart catheter system will receive its first worldwide test in patients in conjunction with our proprietary adult stem cells during our imminent cardiovascular Pilot Clinical Trial.

Why did Cordis choose Mesoblast's trial to test its newest generation catheter system?

To obtain regulatory approvals and subsequent sales of its newest heart catheter system, Cordis seeks to identify an optimal cell therapy product that is safe and effective when injected into the heart. Through a confidentiality agreement, Cordis was provided with data on the inherent advantages of our proprietary technology, including product characterisation, purity, scale up and manufacturing, and, importantly, pre-clinical results of heart function studies performed to date. Consequently, we believe that Cordis' choice to use Mesoblast's Pilot Clinical Trial as the first test of its newest generation catheter delivery system for cell therapy is a significant endorsement of both the clinical and commercial potential of our proprietary adult stem cell technology.

What is the implication for Mesoblast?

Our stem cells delivered via catheter into the heart may prove to be a market dominant therapy in the treatment of cardiovascular disease and heart failure giving rise to a potentially massive market opportunity.

Mesoblast's strategy is to have the strongest possible approach to commercialising our technology by working closely with global dominant players in our areas of interest. The relationship with the Johnson & Johnson companies, Cordis and Biosense Webster, is indicative of this strategy.

Catheter systems for delivering stem cells to the heart have already been developed by a number of other large device manufacturers with major global presences in the cardiovascular markets. We will continue to develop and commercialise our technology and will look to enter into a commercial relationship with one or more of these catheter companies at a time that will maximise shareholder value.

Mesoblast and its American sister company, Angioblast Systems Inc, will retain all intellectual property rights to the platform stem cell technology during the course of our collaboration, and will remain free to pursue all commercial options.



Pre-clinical orthopaedic studies for FDA submissions

The economic burden of bone fractures on the US economy alone is US$13billion annually, with US$2.3billion spent annually on medical costs directly associated with internal fixation materials.

Our ultimate goal is to generate a commercial product that consists of a clinically effective dose of our stem cells available on demand to clinicians, hospital and trauma units immediately as needed at the time of an acute event or a surgical procedure. Our stem cell product will provide a cost effective and, more importantly, a timely solution aimed at improving the quality of life for patients that often have a poor prognosis or may have life long pain and suffering.

Consequently, our initial Phase I Orthopaedic Clinical Trial will utilise stem cells obtained from a universal, or allogeneic, donor to treat unrelated patients with severe long bone fractures with a high propensity for non-union, or lack of healing. To support our IND submission to the FDA for this Phase II clinical trial, in August we began preclinical trials at the Colorado State University in the US. Data collected as a result of these trials will be essential to our IND submissions to the FDA for the clinical trial outlined above and for other orthopaedic applications related to bone regeneration.

Two specific large animal studies are being completed that utilise universal, or allogeneic, donor stem cells (the use of cells from totally unrelated donors). Stem cells harvested from one strain of sheep have now been implanted into a number of sheep from a completely different strain.

Outcomes associated with these studies include both safety and efficacy and are essential to proving Mesoblast's core technology and to obtaining FDA IND approvals. Progress toward completing these studies has been extremely rapid with initial results expected by no later than the first quarter of 2006.

Collaboration in pre-clinical orthopaedic studies with global device leader

[illegible]

[illegible]

[illegible]

[illegible]



Status of stem cell manufacturing process

Mesoblast has entered into an agreement with Cambrex Inc in the US to commence the process of gearing up for large scale manufacturing of the company's adult stem cells.

The ability to consistently manufacture in commercially viable quantities will be an essential element to our IND submissions to the FDA. We will establish Good Manufacturing Process (GMP) that includes rigid quality assurance and quality control guidelines. Additionally, an important outcome for us will be the determination of Standard Operating Procedures (SOP) that will continue to guide the overall manufacturing process.

Under the agreement, Cambrex will produce commercial quantities of clinical grade cells to GMP standards for our US-based human clinical trials.

It should be noted that cells produced under the same manufacturing process at the Peter MacCallum Cancer Institute's Cell Therapies Pty Ltd in Australia will be used in Mesoblast's human Pilot Clinical Trials scheduled to commence soon.

mesoblast newsletter

Our Team

Our focus is on experience and in particular attracting and retaining the best possible people. Since listing Mesoblast and our US-based sister company Angioblast Systems Inc have built a highly qualified team of regulatory and clinical specialists with substantial experience in successfully preparing regulatory submissions to the FDA. We have also bolstered our internal business and project management capabilities to meet our management and overall control needs. Our goal, however, will be to maintain a strict and constant control over costs. Accordingly, and where ever possible, we look to outsource work to best of breed specialists and partner organisations that have the skills and experience necessary to assist us in achieving our goals.

Funding

At 30 September 2005, Mesoblast had around $13.6 million of funds. Importantly, Angioblast Systems has cash reserves of $2.68 million bringing the total cash available for the joint development of the companies' adult stem cell technology to over $16.04 million.

Mesoblast believes it has sufficient funds in place to complete those tasks associated with preclinical and clinical trials necessary to complete IND submission to the FDA.

The Board of Directors is confident that with its strong cash balance, Mesoblast will be able to deliver on its technical and commercial milestones in a disciplined and strategic manner.

Next Quarter Goals

Our goals for this quarter ending 31 December 2005 are:

- Commence Pilot Clinical Trials for both an orthopaedic indication and a cardiovascular indication
- Transfer manufacturing and SOPs to Cambrex Inc for commercial scale-up of stem cells
- Maintain constructive dialogue with key regulatory authorities
- Continue constructive engagement with key medical opinion leaders and end users of Mesoblast's technology
- Report on initial results from pre-clinical trials at the Colorado State University



Mesoblast and its Founder & Chief Scientific Adviser, Professor Silviu Itescu, were highlighted in the inaugural edition of Forbes Asia magazine.

Newsletters

This Mesoblast newsletter is available online on Mesoblast's website – **www.mesoblast.com**

Announcements to the Australian Stock Exchange and other public announcements are posted on a timely basis on the Mesoblast website.

If you would like to be informed of Mesoblast's progress by e-mail, please register by sending your contact details to: **info@mesoblast.com**

mesoblast
the adult stem cell company

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
ACN 109 431 870
www.mesoblast.com

82-34929

mesoblast

the adult stem cell company

asx announcement

2006 TO BE AN EXTRAORDINARY YEAR

Patient Recruitment for Adult Stem Cell Trials Commenced

Melbourne, Australia; 15 November 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that its Pilot Clinical Trial program had commenced.

Mesoblast Executive Chairman, Mr Michael Spooner, told the company's inaugural Annual General Meeting that 2006 promised to be an extraordinary year for Mesoblast, with a steady stream of ongoing and exciting results as the company hit its milestones.

"Today, we find ourselves somewhat ahead of schedule and a technology that is so far delivering on the excitement and promise of its great potential," Mr Spooner said.

"Importantly during calendar 2006 we will make significant inroads into, if not complete, our ultimate goal of delivering a successful Investigational New Drug (IND) application to the United States Food & Drug Administration (FDA)".

With respect to the company's Pilot Clinical Trial program, Mr Spooner stated that patient recruitment had formally commenced.

He reiterated that the recruitment of patients and the timing and conduct of the Trials was in the hands of the hospitals' clinical investigators.

"We are excited that recruitment is underway and are well aware that there is significant national and international interest from the general public, the investment community, major pharmaceutical and medical device companies as well as the global medical community," he said.

Mr Spooner said that strong global interest in Mesoblast's proprietary technology had already resulted in formal relationships with two global dominant companies.

"We will continue to focus on unlocking value for our shareholders by meeting our goals and milestones. We are confident that additional relationships will be formed during the next 12 months. We see these opportunities as real confirmation of our proprietary technology and in our ability to undertake timely deals that will maximise shareholder value," Mr Spooner said.

A full copy of the Annual General Meeting presentations is available at www.mesoblast.com

Financial Position

Mesoblast enjoys a strong cash position. Our financial results for the period to 30 June 2005 were as follows:

Interest income was approximately $503,000.
Whilst expenses including R&D, administration and costs associated with the acquisition of Angioblast Systems Inc accounted for just over $2 million.
Our net operating loss for the period was as a consequence approximately $1,517,000.
Cash at the end of June 2005 was therefore approximately $15.1m. As you may be aware this amount has been further updated at 30 September 2005 to $13.36m whilst Angioblast cash reserves were $2.68m, bringing the total cash for the project to just over $16m.

The Board continually reviews our cash position and is confident that we are adequately funded to reach our IPO goals.

Angioblast Systems Inc.

Whilst Mesoblast is firmly focused on the development of our core technology for those massive markets associated with orthopaedic conditions, our sister company, Angioblast Systems Inc, is working with us to similarly develop our base technology for cardiovascular markets.

In line with our IPO commitments, Mesoblast will acquire a 33.3% interest in Angioblast by way of periodic performance payments for a total cost of $10m. At 30 June 2005 Angioblast Systems Inc had met or exceeded each of its criteria and accordingly Mesoblast has forwarded $4m. Over the ensuing period and provided our milestones continue to be met, we will forward the remaining balance.

At this juncture it is important to note that your Board believes that the investment in Angioblast is working extremely well.

Corporate Governance

We, the Directors of your company, are committed to the principles of Good Corporate Governance. I can assure you that your Board is working diligently and effectively to ensure that good management and governance pervades the entire organisation.

mesoblast
the adult stem cell company

asx announcement

About Mesoblast

Mesoblast Limited (ASX:MSB) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please call:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
T: 03 9639 6036
M: 0419 228 128

Importantly, we have put in place a number of significant partnerships that have enabled us to rapidly progress our technology. These partnerships include commercial manufacturing; an arrangement with Cordis Corporation, a Johnson & Johnson company, for the latest generation cell delivery equipment as well as support services that will be used in our cardiovascular Pilot Clinical Trial; and a similar arrangement with a world leading orthopaedics company for the supply of carrier materials which are currently being used in our pre-clinical trials.

Significantly, we have commenced manufacturing of cells and are rapidly delivering Good Manufacturing Practice (GMP) requirements for our FDA submissions.

We have also commenced a series of large animal studies in the US to collect important safety and efficacy data with respect to our technology and cells. This data will be used in our FDA submissions.

Of note during the period, we received approval from two leading hospitals here in Australia to undertake Pilot Clinical Trials of up to 10 patients each for both a cardiovascular trial and an orthopaedic trial.

Professor Silviu Itescu, the company's Founder and Chief Scientific Advisor, in particular continues to receive national and international accreditation. Importantly, Professor Itescu has presented at a select number of highly visible national and international conferences on adult stem cells and in doing so has strongly promoted the company's adult stem cell technology.

We've implemented an American Depository Receipt or ADR program with the United States that will enable active US participation in our share register.

We've engaged the US Food and Drug Administration in formal pre-IND discussions and commenced the vital work necessary to gain regulatory approvals. In this respect we were particularly delighted to announce recently the FDA's permission to proceed to Phase II Clinical Trials once we have successfully submitted an IND for our first application. Importantly, we believe that our progress directly to a Phase II status and therefore bypassing Phase I Trials will save us significant time and cost. This decision we believe, is a reflection of our technology and people.

Mesoblast has focused during the period on clear and consistent communication with the investment and medical communities. I believe that this has been a significant achievement by the company in explaining what has been to date, a complex technology and has made it a realistic science, in fact, today's commercial reality, with the potential for short-term delivery for the benefit of our shareholders and patients alike.

I could continue with the many tasks and milestones that the company has achieved in its relatively short life. Suffice to say however that I am proud of the pace and execution of our record of significant and timely successes.

82-34929

mesoblast
the adult stem cell company

asx announcement

Annual General Meeting

Address to Shareholders by Executive Chairman

Michael Spooner

Melbourne 15 November 2005

Mesoblast commenced its public corporate life with an ambitious schedule of deliverables and extraordinarily exciting adult stem cell technology. Today, we find ourselves somewhat ahead of schedule and a technology that is so far delivering on the excitement and the promise of its great potential.

Milestones & Highlights

As you're aware, just 11 months ago Mesoblast successfully raised $21 million in its Initial Public Offering (IPO). Proceeds have been put to rapid use in advancing our platform adult stem cell technology to a point where we will look to submit an Investigational New Drug Application (IND) for at least one orthopaedic indication to the US Food and Drug Administration (FDA) by late 2006 or early 2007. Our sister company, Angioblast Systems Inc in the United States, has exactly the same timetable and deliverables for at least one cardiovascular indication.

Over the past 11 months there have been an astonishing list of very rewarding highlights for the company. These include:

The appointment of a highly competent and internationally qualified team of specialists some of whom you've met today. We continue however to closely manage our day to day expenses and have adopted a policy of outsourcing many of our functions to best of breed international partner organisations including specialist manufacturers, universities and clinical research organisations. We believe an outsourcing policy will enable us to minimise our ongoing costs, whilst maximising our chances of timely success.

We continue to engage and work closely with the scientists who originated our technology in a close partnership style arrangement. We thank them for their commitment and dedication. We look forward to continuing our close working relationship with them.

We have appointed a Scientific Advisory Body that is representative of some of the world's leading experts in our areas of clinical interest.

mesoblast
the adult stem cell company

asx announcement

The Year Ahead

2006 promises to be an extraordinary year for Mesoblast, one that your Board believes will provide shareholders with a steady stream of ongoing and exciting results as we hit our milestones.

As you may be aware your company announced earlier this year that it had obtained ethics committee approval to commence two pilot clinical trials:

One of these trials focuses on patients with poorly healing bones or non-union tibial fractures and will be conducted here in Victoria.

The other pilot clinical trial will focus on patients with severe heart disease and who are not responsive to other therapies. This trial will be conducted in NSW.

Without trying to take anything away from Professor Itescu's presentation to you, I'm delighted to announce that patient recruitment has formally commenced.

In line with previous market announcements, I would like to reiterate to you that the recruitment of patients and the timing as well as the conduct of the Trials are in the hands of the Clinical Investigators and medical teams at the two respective hospitals. We are absolutely committed to facilitating these Trials and we will report to you on an ongoing basis on the progress of the Trials as a whole.

We are excited that recruitment is underway and are well aware that there is significant national and international interest from the general public, the investment community, major pharmaceutical and medical device companies as well as the global medical community.

During the year we've witnessed enormous interest in our technology and our clinical trial program from major pharmaceutical companies and particularly from the world's largest medical device companies. This interest has already resulted in two formal relationships with two of the world's leading companies in our space.

We will continue to focus on unlocking value for our shareholders by meeting our goals and milestones. We are confident that additional relationships will be formed during the next 12 months. We see these opportunities as real confirmation of our proprietary technology and our ability to undertake timely deals that will maximise shareholder value.

Our clear strategy is to have the strongest possible approach to commercialising our technology by working closely with global dominant players in our areas of interest. Existing relationships with Johnson & Johnson companies including Cordis Corporation is indicative of this strategy and in our ability to deliver.

mesoblast
the adult stem cell company

asx announcement

Importantly, during calendar 2006 we will make significant inroads into, if not complete, our ultimate goal of delivering a successful IND application to the US FDA. Of significance during the year we will look to make various announcements regarding outcomes associated with studies currently being conducted at the Colorado State University in the US. These studies are at the heart of our technology and in particular our ability to deliver safely in vivo, universal donor or allogeneic adult stem cells. The studies are currently being conducted and in due course we will look to make significant announcements to market on our progress.

During the year we will look to continue to strengthen and broaden our intellectual property rights and will keep the market abreast of these developments.

Finally, every day we see new and significant markets for our technology. Patients, the medical community and partner organisations approach us with exciting and ever broadening opportunities for our platform technology. These diseases and illnesses affect us all; they seriously impact our quality of life and add enormous cost to our health care systems.

2006 promises to be an outstanding year for Mesoblast, not only in achieving our goals but also in determining new and exciting opportunities for the company and our shareholders.

I'd like to take this opportunity to thank you, our shareholders, for your belief and ongoing support.

Michael Spooner
Executive Chairman
Mesoblast Limited
15 November 2005

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870



mesoblast

the adult stem cell company

Today's Commercial & Clinical Reality

15 November 2005

mesoblast
the adult stem cell company

our vision – a world leader in the treatment of orthopedic disease

Mesoblast's vision is to become a world leader in the definitive treatment of orthopedic conditions.

Our immediate focus is to rapidly commercialise our unique and patented adult stem cell technology for a broad range of orthopedic conditions, including vertebral disc disease, bone fractures, and loss of joint cartilage in people suffering arthritic disorders.

In addition, we will support the rapid commercialisation of our platform stem cell technology for a broader range of clinical indications, including cardiovascular diseases.

mesoblast
the adult stem cell company

agenda

- why mesoblast? – a strong business model
- what have we got? - a platform stem cell technology
- who are our competitors – we have a unique position
- how do we protect our position? – a structured IP strategy
- what's the market? – massive unmet demand
- our goals and milestones? – we're very much on track
- near term news flows? – a highly visible period in front of us
- what drives us? – milestones, outcomes, global success

mesoblast
the adult stem cell company

why mesoblast?

a strong business model:

- **an adult stem cell platform technology**
- **potential for profits equal to pharmaceuticals**
- **low to no entry barriers to medical community**
- **substantial short term revenue opportunities**



mesoblast
the adult stem cell company

adult stem cells are multipotent



Mesenchymal
Precursor Cell,
MPC
MPC
Isolated
and Cultured
Adult Stem Cell
Self-Renewing
Non-immunogenic
Allogeneic use
bone
cartilage
Orthopaedic
other cell types
heart muscle
smooth muscle
Cardiac
arteriole
Stem cell
Differentiated cell

mesoblast
the adult stem cell company

our cells deliver an efficient high margin business

a platform stem cell technology for multiple markets

- safe
- universal donor
- doses for hundreds/thousands
- up to 1000 fold purer initial stem cell pool – greater potency
- multiple orthopaedic indications
  - spinal fusion/disc regeneration
  - bone repair
  - cartilage and osteoarthritis
- a biologic - rapid regulatory approval
- good source of raw material viz plasma collection
- centralised manufacturing meeting FDA GMP regulations
- frozen product immediately available
- an "off the shelf" product

mesoblast
the adult stem cell company

what's the competitive landscape?



a unique position

mesoblast
the adult stem cell company

competitive landscape – adult stem cells

other stem cell developments use:

- mixed populations of stem cells
- whole tissue preparations
- autologous (patients own) cells
- separation devices
- less efficient isolation and culture methods
  - density gradient separation
  - plastic adherence

mesoblast
the adult stem cell company

how do we protect our position?

a structured IP strategy

mesoblast
the adult stem cell company

strong intellectual property

a broad based "barrier strategy" to protect our IP and to create a dominant market position

- adult stem cell (mesenchymal precursor cell) "ownership"
  - efficient isolation
  - composition of matter
- methods of expansion and differentiation
- specific applications

mesoblast
the adult stem cell company

what's the market?

massive unmet demand

mesoblast
the adult stem cell company

stem cells for regenerative medicine – a clear commercial driver

market characteristics

- massive unmet needs
- expanding patient population
- increased quality of life at a lower cost
- physicians seeking better/safer treatment regimes

mesoblast
the adult stem cell company

markets are demanding a generational improvement

market drivers

- current treatments focus on the two ends of the treatment spectrum:
  - symptom and pain control (pharma); and
  - replacement (device)
- current therapies in selected markets:
  - not curative; and
  - not regenerative
- major pharmaceutical and medical device companies proactively seeking market dominant technologies

mesoblast
the adult stem cell company

multiple near term partnership opportunities exist

- ***commercial partners produce complementary FDA approved products***
    - cements/polymers
    - vertebral cages
    - biological stimulants
    - fracture repair devices
    - delivery matrices
    - catheters
- ***major device companies***
    - Medtronic
    - J&J
    - Stryker
    - Zimmer
    - Smith & Nephew
    - Others
- ***major pharma companies***
    - MSD
    - GSK
    - Others

mesoblast
the adult stem cell company

our markets are large unmet indications

	ANNUAL ECONOMIC BURDEN (USD BILLION)	ANNUAL COST OF MEDICAL CARE (USD BILLION)
BONE FRACTURES	USD13b	USD 2.3b (materials only)
CARTILAGE (OSTEOARTHRITIS)	USD65b	USD15b
SPINAL	USD100b	USD 9b
HEART FAILURE	USD 254.8b	USD7b+

Source: Frost & Sullivan + MedMarket Diligence LLC + American Heart Association

mesoblast
the adult stem cell company

what drives us?

milestones, outcomes global success

mesoblast
the adult stem cell company

we're on track to deliver



clinical protocol/ethics
GMP process (allo)
safety/tox(allo animals)
australian human trials
• orthopaedic (auto)
• cardiovascular (auto)
FDA/IND filing
• orthopaedic (allo)
• cardiovascular (allo)
IND approval/US trials
IP development
2005
2006
2007
corporate partnerships

mesoblast
the adult stem cell company

road to United States FDA commercial approvals for a stem cell product

- optimize *ex vivo* culture process in GMP facility
- perform safety and dose-ranging studies in appropriate large animal model (e.g sheep)
- determine best route of administration in large animal model
- ***obtain Investigational New Drug (IND) approval***
- phase II trials to identify safe, effective dose
- phase III trials to establish efficacy and register the product

mesoblast
the adult stem cell company

benefits of Australian pilot trials using patient's own cells

- optimize *ex vivo* culture process
- determine optimal cell dose for safety/efficacy
- maintain careful registry of adverse events
- obtain early efficacy data and validation of technology
- enable earlier commercial partnerships

Data useful for inclusion in FDA dossier for IND application
to initiate safety/efficacy trials with allogeneic cells

mesoblast
the adult stem cell company

pilot trial of autologous MPC for non-union tibial fractures

- Royal Melbourne Hospital, Australia
- trial set to start imminently
- up to 10 patients with non-union tibial fractures
- no alternative options for patients
- own MPC extracted and culture/expanded using proprietary technology
- culture process in GMP facility using SOP identical to subsequent allogeneic product development
- 12-month follow-up for safety and efficacy

mesoblast
the adult stem cell company

pilot trial of autologous MPC for ischaemic heart disease

- John Hunter Hospital, Newcastle, Australia
- trial set to start imminently
- up to 10 patients with multivessel coronary artery disease
- no alternative options for patients
- own MPC extracted and culture/expanded using proprietary technology
- culture process in GMP facility using SOP identical to subsequent allogeneic product development
- MPC injected by catheter into damaged heart
- 12-month follow-up for safety and efficacy

mesoblast
the adult stem cell company

global success

a business model that can provide global success and shareholder returns

- proprietary platform technology – long term protection
- multiple applications that can deliver pharma range profit margins
- target large unmet medical needs
- no barriers to market entry
- highly skilled team with global experience

- **continue to engage key commercial partners**



mesoblast
the adult stem cell company

Questions

15 November 2005

.INK
RKET SERVICES

MESOBLAST LIMITED

MSB AGM NOV 2005

Tuesday, 15 November, 2005

RESULTS OF MEETING

82-34929

As required by section 251AA(2) of the Corporations Act 2001 (Commonwealth) the following statistics are provided in respect of each resolution on the agenda.

	Manner in which the securityholder directed the proxy vote (as at proxy close):				**Manner in which votes were cast in person or by proxy on a poll (where applicable)**		
solution	Votes ***For***	Votes ***Against***	Votes ***Discretionary***	Votes ***Abstain***	***For***	***Against***	***Abstain *****
ADOPTION OF DIRECTORS' REMUNERATION REPORT (NON-BINDING RESOLUTION)	55,321,226	15,500	807,943	77,000	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
ELECTION OF A DIRECTOR- MICHAEL SPOONER	55,220,926	10,000	990,743	0	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
ELECTION OF A DIRECTOR- BYRON MCALLISTER	55,413,726	0	807,943	0	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
ELECTION OF A DIRECTOR- DONAL O'DWYER	55,413,726	0	807,943	0	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
RE-APPOINTMENT OF AUDITOR	55,413,726	0	807,943	0	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands
ISSUE OF 700,000 OPTIONS TO MICHAEL SPOONER	52,890,077	1,312,594	297,730	390,000	Passed on a show of hands	Passed on a show of hands	Passed on a show of hands

Note that votes relating to a person who abstains on an item are not counted in determining whether or not the required majority of votes were cast for or against that item

82-34929

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme Mesoblast Limited

1. Details of substantial holder(1)

Name Portfolio Partners Limited

ABN (if applicable) 85 066 081 114

The holder ceased to be a substantial holder on 16/11/05

The previous notice was given to the company on 22/04/05

The previous notice was dated 22/04/05

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer	Schedule 1 attached				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All entities listed in Schedule 2	

Signature

print name Anthony J Burrill capacity Director

sign here [signature] date 16/11/05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of 'relevant interest' in section 608 and 671B(7) of the *Corporations Law*.

(3) See the definition of 'associate' in section 9 of the *Corporations Law*.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law*.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be include of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
24/06/2005	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($23,375)	-55,000
27/06/2005	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	$4,300	10,000
15/11/2005	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	($145,932)	-120,795
Grand Total			($165,007)	-165,795

SCHEDULE 2

List of entities	
Aviva Asset Management Services Pty Ltd 12 074 649 068	NULIFE Insurance Limited 85 008 406 737
Aviva Australia Holdings Limited 38 095 045 784	NULIS Nominees (Australia) Limited 80 008 515 633
Aviva Australia Limited 32 006 783 286	NZI Leasing Corporation Pty Limited 97 008 601 116
Aviva Fixed Assets (1) Pty Ltd 64 072 232 154	Portfolio Partners Limited 85 066 081 114
Aviva Fixed Assets (2) Pty Ltd 89 092 040 438	PPL Super Pty Ltd ACN 081 462 197
Aviva Group Limited 55 071 346 800	PremiumChoice Nominees Pty Limited ACN 098 907 423
Aviva Insurance Pty Limited 33 099 736 062	Tokara Pty Ltd 87 082 564 261
Aviva Marketing Services Pty Ltd 48 060 534 947	United Premium Funding Pty Limited 91 003 219 065
Aviva Technology Services Pty Ltd 81 068 812 939	Vynotas Pty. Ltd. 70 007 093 601
FPI Pty Ltd 38 006 305 700	Belves Investments Ltd (New Zealand)
Gallagher Lane Pty Ltd 13 060 535 104	CFM Holdings Ltd (New Zealand)
General Accident Australia and New Zealand Pty Limited ACN 002 902 847	CGU Holdings (Australia) Ltd (UK)
n-able Pty Ltd 25 003 066 073	CGU Insurance plc (UK)
Navigator Australia Limited 45 006 302 987	CGU International Holdings BV (Netherlands)
Navigator Investment Services Australia Pty Ltd 26 007 353 424	CGU International Insurance plc (UK)
NIML Limited 52 007 016 186	Commercial Union Holdings (France) Ltd (UK)
Norstaff Super Limited ACN 060 563 108	Commercial Union Holdings (NZ) Ltd (New Zealand)
Norwich House Melbourne Pty Ltd 30 006 475 029	Commercial Union International Holdings Ltd (UK)
Norwich Union Life Australia Limited 34 006 783 295	General Accident Asia – Pacific Ltd (New Zealand)
Norwich Union Superannuation Services Pty Ltd 45 007 410 193	General Accident plc (UK)
	Hibernian Investment Managers Limited (UK)
	Scottish Insurance Corporation Ltd (UK)
	The Road Transport and General Insurance Co Ltd (UK)

82-34929

mesoblast
the adult stem cell company

asx announcement

First Patients Recruited For Mesoblast Pilot Clinical Trials

Melbourne, Australia; 7 December 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that several patients have now been formally recruited for its Pilot Clinical Trials.

Executive Chairman, Mr Michael Spooner, said today he was very pleased with these developments which reflected the maturity of the company's proprietary adult stem cell technology and successful implementation of its program for rapid commercialisation.

"We have made enormous progress over the past several months in developing the manufacturing, clinical and regulatory protocols necessary to undertake these ground breaking Pilot Clinical Trials," Mr Spooner said.

Mesoblast will sponsor two separate Pilot Clinical Trials of up to 10 patients each - one for the repair of large bone fractures which is being conducted at The Royal Melbourne Hospital in Victoria and the other for the treatment of cardiovascular disease which is being conducted at The John Hunter Hospital in Newcastle, New South Wales.

The Pilot Clinical Trials will use the patients' own stem cells which will be isolated and expanded using Mesoblast's proprietary platform technology.

The purpose of the Trials is to prove up the safety and, potentially, efficacy, in a clinical environment, of the stem cell manufacturing and regulatory protocols that the company has developed. It is important to note that these protocols form the basis for Mesoblast's forthcoming Phase II Clinical Trials under the regulatory guidance of the United States Food and Drug Administration (FDA).

Mr Spooner said that the company was very much aware of the intense national and international interest surrounding Mesoblast's pioneering work in regenerative medicine. In order to balance the need to protect the well being and privacy of the patients involved with the company's obligations to inform the market on the progress of the Trials in totality on a timely and accurate basis, Mesoblast will adhere strictly to a formal Framework For Disclosure.

This Framework For Disclosure, as outlined below, conforms with good clinical practice and will govern much of the information released to the market regarding the commencement and conduct of Mesoblast's two Pilot Clinical Trials.

While individual patient outcomes are extremely important, it should be noted that specific individual outcomes will not necessarily reflect the overall outcome of the Pilot Trials and definitive conclusions will require trial completions.

mesoblast
the adult stem cell company

asx announcement

Framework for Disclosure

Background

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the world wide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and expansion of adult Mesenchymal Precursor Cells (MPCs).

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast is conducting the trials in Australia for both orthopaedic and cardiovascular applications.

Orthopaedic Trial

A Pilot Trial at The Royal Melbourne Hospital will comprise up to 10 patients treated with their own (autologous) adult stem cells. Patients enrolled in the trial suffer from non-union long bone fractures. They have limited options and have likely gone through several previous procedures. In effect, this trial is one of the very few remaining opportunities for patients to regain mobility in their affected limbs. Between 5 – 10% of large bone fractures are associated with healing difficulties.

The Pilot Trial is carried out in line with the highest safety, medical and scientific guidelines.

Mesoblast is the Trial Sponsor and is responsible for supplying the cultured stem cells and accumulating trial data.

In all aspects associated with the trial, The Royal Melbourne Hospital's investigative team will be responsible for conducting the Pilot Trial including patient recruitment, surgical procedures and post-operative care.

The Pilot Trial has only been allowed to commence after a rigorous approval process by The Royal Melbourne's Ethics Committee and has received approval from the Australian Therapeutics Goods Administration.

Given the regulatory framework required, both the Ethics Committee of The Royal Melbourne Hospital and their appointed nominees approved the trial and will maintain a watching brief.

Cardiovascular Trial

A Pilot Trial at the John Hunter Hospital in New South Wales will comprise up to 10 patients treated with their own cultured and expanded adult stem cells. Patients enrolled in the Trial suffer from severe, debilitating chest pain due to multi-vessel coronary artery disease and are not responsive to other therapies. In the United States alone over 200,000 patients annually suffer from this disease.

The Pilot Trial is carried out in line with the highest safety, medical and scientific guidelines.

Mesoblast is the Trial Sponsor and is responsible for supplying the cultured stem cells and accumulating trial data.

In all aspects associated with the trial, the John Hunter Hospital's investigative team, headed by Dr Suku Thambar, will be responsible for conducting the Pilot Trial including patient recruitment, surgical procedures and post-operative care.

The Pilot Trial has only been allowed to commence after a rigorous approval process by the John Hunter Hospital's Ethics Committee and has received approval from the Australian Therapeutics Goods Administration.

Given the regulatory framework required, both the Ethics Committee of the John Hunter Hospital and their appointed nominees approved the trial and will maintain a watching brief.

Outcomes of Both Pilot Trials

Data collected as a result of the Trials will provide useful supporting information to Mesoblast's submission to the various international regulatory bodies, particularly the United States Food and Drug Administration (FDA).

Given that the timing of both of the clinical trial programs is dependent on a number of variable factors, it is impossible to determine precise timelines.

Disclosure of individual outcomes

Mesoblast's corporate policy is to ensure progressive, timely and accurate disclosure.

We will focus on the totality of outcomes from the Pilot Trials and not individual outcomes.

The disclosure of individual outcomes would contravene The Privacy Act (1988).

Working with the ASX

Mesoblast will endeavour at all times to work closely with the Australian Stock Exchange and to ensure that the company complies with various disclosure and listing rules to ensure clarity, consistency and timeliness of all public information.

Mesoblast Guiding Principles

As a world leading company in adult stem cell therapies, honesty, transparency and excellence are fundamental to Mesoblast.

We understand the great potential our business activities may hold for millions of people worldwide who suffer from orthopaedic disorders and cardiovascular diseases.

We place the wellbeing, dignity, safety and privacy of all patients who receive Mesoblast's cultured adult stem cells before any other consideration.

For more information, please call:

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
+61 (0) 419 228 128 or +61 (03) 9639 6036
julie.meldrum@mesoblast.com

82-34929

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Mesoblast Limited

1. Details of substantial holder(1)

Name Portfolio Partners Limited and entities in the AVIVA plc Group listed in Schedule 1

ABN (if applicable) 85 066 081 114

The holder became a substantial holder on 14/12/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Ordinary shares	4,723,600	4,723,600	5.05%*

* Based on issued capital of 93,510,000 fully paid ordinary shares.

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Portfolio Partners Limited	Power to (or to control) exercise vote and/or dispose of the securities as discretionary investment managers or advisers of superannuation funds, pooled superannuation trusts, managed investment schemes and investment management agreements.	4,723,600
Entities in AVIVA plc Group listed in Schedule 1	Deemed relevant interest under section 608(2) or (3) of Corporations Law. See Schedule 1	4,723,600

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Refer schedule 2			

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
Portfolio Partners Limited and the entities in the CGNU plc Group listed in Schedule 1		Cash	Non-cash	**Ordinary fully paid shares**
	15/11/2005	-145932		-120795
	16/11/2005	-337983		-272106
	17/11/2005	-71402		-57099
	23/11/2005	-70608		-60000
	24/11/2005	-5900		-5000
	28/11/2005	-67637		-56800
	13/12/2005	588000		600000
	Grand Total	-111463		28200

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN (if applicable)	Nature of association
Refer Schedule 1	Each is a related body corporate of Portfolio Partners Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All entities listed in Schedule 1	c/- Portfolio Partners Limited, Level 28, 2 Southbank Boulevard, Southbank, Victoria, 3006

Signature

print name Anthony J Burrill

Capacity Director, Operations

Sign here AJBurrill

Date 14/12/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of 'associate' in section 9 of the Corporations Law.

(3) See the definition of 'relevant interest' in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write 'unknown'.

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is *conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial* holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 1

List of entities	
Aviva Asset Management Services Pty Ltd 12 074 649 068 Aviva Australia Holdings Limited 38 095 045 784 Aviva Australia Limited 32 006 783 286 Aviva Fixed Assets (1) Pty Ltd 64 072 232 154 Aviva Fixed Assets (2) Pty Ltd 89 092 040 438 Aviva Group Limited 55 071 346 800 Aviva Insurance Pty Limited 33 099 736 062 Aviva Marketing Services Pty Ltd 48 060 534 947 Aviva Technology Services Pty Ltd 81 068 812 939 FPI Pty Ltd 38 006 305 700 Gallagher Lane Pty Ltd 13 060 535 104 General Accident Australia and New Zealand Pty Limited ACN 002 902 847 n-able Pty Ltd 25 003 066 073 Navigator Australia Limited 45 006 302 987 Navigator Investment Services Australia Pty Ltd 26 007 353 424 NIML Limited 52 007 016 186 Norstaff Super Limited ACN 060 563 108 Norwich House Melbourne Pty Ltd 30 006 475 029 Norwich Union Life Australia Limited 34 006 783 295 Norwich Union Superannuation Services Pty Ltd 45 007 410 193	NULIFE Insurance Limited 85 008 406 737 NULIS Nominees (Australia) Limited 80 008 515 633 NZI Leasing Corporation Pty Limited 97 008 601 116 Portfolio Partners Limited 85 066 081 114 PPL Super Pty Ltd ACN 081 462 197 PremiumChoice Nominees Pty Limited ACN 098 907 423 Tokara Pty Ltd 87 082 564 261 United Premium Funding Pty Limited 91 003 219 065 Vynotas Pty. Ltd. 70 007 093 601 Belves Investments Ltd (New Zealand) CFM Holdings Ltd (New Zealand) CGU Holdings (Australia) Ltd (UK) CGU Insurance plc (UK) CGU International Holdings BV (Netherlands) CGU International Insurance plc (UK) Commercial Union Holdings (France) Ltd (UK) Commercial Union Holdings (NZ) Ltd (New Zealand) Commercial Union International Holdings Ltd (UK) General Accident Asia – Pacific Ltd (New Zealand) General Accident plc (UK) Hibernian Investment Managers Limited (UK) Scottish Insurance Corporation Ltd (UK) The Road Transport and General Insurance Co Ltd (UK)

SCHEDULE 2

Holder of relevant interests	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities **Ordinary fully paid shares**
Portfolio Partners Limited and the entities listed in Schedule 1	JP Morgan Custodial Services		535,884
	JP Morgan Nominees Australia Ltd		807,483
	National Nominees Ltd		3,380,233
	Total		Total 4,723,600

82-34929

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Unlisted Options
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	700,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	350,000 Unlisted Options expiring 31 December 2008 exercisable at $0.65 each 350,000 Unlisted Options expiring 30 June 2009 exercisable at $0.65 each

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, *distribution or interest payment*	Options rank equally on exercise to ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Unlisted Options granted pursuant to shareholder resolution at the Company's Annual general Meeting held on 15 November 2005.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	46,720,000	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,360,000	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 December 2005........
(Company secretary)

Print name: Kevin Hollingsworth...

== == == == ==

+ See chapter 19 for defined terms.

82-34929

mesoblast
the adult stem cell company

asx announcement

16 December 2005

The Company wishes to announce that 2.36 million ordinary shares fully paid and 2.16 million options due for release from escrow will be released.

K Hollingsworth
Company Secretary

82-34929

ASX ANNOUNCEMENT/MEDIA RELEASE

mesoblast
the adult stem cell company

HMRI hunter medical research institute

HMRI @ John Hunter Hospital

Monday 19 December 2005

Adult Stem Cell Heart Trial Update

Medical investigators today delivered the first update on the progress of a human clinical trial that evaluates the safety and standard operating procedures of Mesoblast's specialist adult stem cells for patients with severe coronary artery disease.

Interventional Cardiologist and Hunter Medical Research Institute researcher, Dr Suku Thambar, is Chief Investigator for the trial, which is being conducted at Newcastle's John Hunter Hospital. Dr Thambar said today that the first patient enrolled in this ground breaking clinical trial had safely completed the first vital step.

"We have obtained the patient's own stem cells, which will be grown in culture, and in the course of several weeks we will perform the next step of implanting the cells into the affected region of the patient's heart," he said.

"We have many patients suffering from severe coronary artery disease who have very few options for significant improvement in life expectancy or quality of life. We are optimistic that Mesoblast's specialist stem cell technology will provide greater hope and better outcomes for these patients."

Mesoblast's Founder and Chief Scientific Adviser, Professor Silviu Itescu, said that this is outstanding Australian technology which has been developed by world-leading scientists over a period of more than ten years.

"The technology holds great promise for the treatment of many common and debilitating diseases," Professor Itescu said. "The technology's potential for generating new blood vessels and heart muscle could significantly impact on the many patients who suffer from severe cardiac disease".

The trial has been approved by Hunter Area Research Ethics Committee.

<u>Media Contact:</u> **For more information or interviews, contact Brad Webb, HMRI Chief Operating Officer, 02 4921 4030 or 0410 687 566.**

82-34929

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme MESOBLAST LIMITED (MSB)

ACN/ARSN 109 431 870

1. Details of substantial holder(1)

Name EQUITY TRUSTEES LIMITED as RE for SGH Prof Investor Smaller Companies Trust

ACN/ARSN (if applicable) 004 031 298

There was a change in the interests of the substantial holder on 13 /12 /2005

The previous notice was given to the company on 24 /01/ 2005

The previous notice was dated 24 /01/ 2005

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Fully Paid Ordinary	2,910,690	6.585%	2,410,690	5.160%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
13/12/05	EQT as RE for	Sale of Shares	$488,383	500,000	500,000
	SGH PI Smaller				
	Companies Trust				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
EQT	EQT	EQT	Sale of Shares	2,410,690	2,410,690

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
EQUITY TRUSTEES LTD	LEVEL 2, 575 BOURKE STREET, MELBOURNE, VIC 3001

Signature

print name TERRY RYAN capacity Company Secretary

sign here date 19/ 12 /2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

82-34929

mesoblast
the adult stem cell company

asx announcement

AUSTRALIAN GOVERNMENT AWARDS MESOBLAST $2.7M FOR TREATMENT OF ARTHRITIC AND OTHER CARTILAGE DISEASES

Melbourne, Australia; 21 December 2005: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB), today announced that it had been awarded a $2.7 million Commercial Ready Grant from the Australian Government to develop its proprietary adult stem cells for the treatment of arthritic and other cartilage diseases.

This award will enable Mesoblast to significantly expand its commercial market opportunities. These new markets include osteoarthritis of large joints, such as the knee, and degenerative intervertebral disc disease.

These conditions affect a large and growing proportion of the population, impact significantly on the quality of life of sufferers, and represent an enormous economic burden on the community.

These new market opportunities for Mesoblast will complement the company's existing programs in bone regeneration, which are on budget and ahead of schedule.

Professor Silviu Itescu, the company's Founder and Chief Scientific Advisor, said that Mesoblast is commercialising world-leading Australian technology which was developed over more than ten years by eminent scientists.

"In preclinical research, our technology has demonstrated capacity to produce a variety of tissues, including cartilage," he added.

"There is enormous interest at government level and within the international medical community in the potential of adult stem cells to provide safe and effective treatments for a broad range of human degenerative conditions."

Professor Itescu said that he was delighted with the Australian Government's endorsement of Mesoblast's technology.

"This grant will facilitate a faster path to clinical and commercial development."

About Mesoblast Limited:

Mesoblast Limited (ACN 109 431 870) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible.

Mesoblast Limited, which listed on the Australian Stock Exchange in December 2004, has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs). The technology has achieved outstanding results in pre-clinical in vivo studies in the regeneration and repair of large bone fractures.

The company has also acquired a 33.3% interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast will jointly fund and progress the core technology.

Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of pre-clinical and clinical milestones.

For further information, please visit www.mesoblast.com *or contact:*

Julie Meldrum
Corporate Communications Director
Mesoblast Limited
+ 61 3 9639 6036 or + 61 (0) 419 228 128
julie.meldrum@mesoblast.com

82-34929

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme Mesoblast Limited

1. Details of substantial holder(1)

Name Portfolio Partners Limited

ABN (if applicable) 85 066 081 114

The holder ceased to be a substantial holder on 06/01/06

The previous notice was given to the company on 14/12/05

The previous notice was dated 14/12/05

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer	Schedule 1 attached				

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Not applicable	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
All entities listed in Schedule 2	

Signature

print name Anthony J Burrill capacity Director

sign here [signature] date 06/01/06

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of 'relevant interest' in section 608 and 671B(7) of the *Corporations Law.*

(3) See the definition of 'associate' in section 9 of the *Corporations Law.*

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of 'relevant agreement' in section 9 of the *Corporations Law.*

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be include of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

SCHEDULE 1

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change (7)	Class and number of securities affected
04/01/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	-45131	-56513
05/01/2006	Portfolio Partners Limited and entities listed in Schedule 2	Purchase / (sales) on the ASX.	-37369	-46734
Grand Total			-82500	-103247

SCHEDULE 2

List of entities	
Aviva Asset Management Services Pty Ltd 12 074 649 068	NULIFE Insurance Limited 85 008 406 737
Aviva Australia Holdings Limited 38 095 045 784	NULIS Nominees (Australia) Limited 80 008 515 633
Aviva Australia Limited 32 006 783 286	NZI Leasing Corporation Pty Limited 97 008 601 116
Aviva Fixed Assets (1) Pty Ltd 64 072 232 154	Portfolio Partners Limited 85 066 081 114
Aviva Fixed Assets (2) Pty Ltd 89 092 040 438	PPL Super Pty Ltd ACN 081 462 197
Aviva Group Limited 55 071 346 800	PremiumChoice Nominees Pty Limited ACN 098 907 423
Aviva Insurance Pty Limited 33 099 736 062	Tokara Pty Ltd 87 082 564 261
Aviva Marketing Services Pty Ltd 48 060 534 947	United Premium Funding Pty Limited 91 003 219 065
Aviva Technology Services Pty Ltd 81 068 812 939	Vynotas Pty. Ltd. 70 007 093 601
FPI Pty Ltd 38 006 305 700	Belves Investments Ltd (New Zealand)
Gallagher Lane Pty Ltd 13 060 535 104	CFM Holdings Ltd (New Zealand)
General Accident Australia and New Zealand Pty Limited ACN 002 902 847	CGU Holdings (Australia) Ltd (UK)
n-able Pty Ltd 25 003 066 073	CGU Insurance plc (UK)
Navigator Australia Limited 45 006 302 987	CGU International Holdings BV (Netherlands)
Navigator Investment Services Australia Pty Ltd 26 007 353 424	CGU International Insurance plc (UK)
NIML Limited 52 007 016 186	Commercial Union Holdings (France) Ltd (UK)
Norstaff Super Limited ACN 060 563 108	Commercial Union Holdings (NZ) Ltd (New Zealand)
Norwich House Melbourne Pty Ltd 30 006 475 029	Commercial Union International Holdings Ltd (UK)
Norwich Union Life Australia Limited 34 006 783 295	General Accident Asia – Pacific Ltd (New Zealand)
Norwich Union Superannuation Services Pty Ltd 45 007 410 193	General Accident plc (UK)
	Hibernian Investment Managers Limited (UK)
	Scottish Insurance Corporation Ltd (UK)
	The Road Transport and General Insurance Co Ltd (UK)